CONFORMED

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 or 15d-16

of The Securities Exchange Act of 1934

For the month of February, 2012	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954

(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

For Immediate Release

February 21, 2012

Grupo Radio Centro Reports Results for Fourth Quarter and Year-End Results for the Period Ended December 31, 2011

Mexico City, February 21, 2012 - Grupo Radio Centro, S.A.B. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the “Company”), one of Mexico’s leading radio broadcasting companies, announced today its results of operations for the fourth quarter and for the year ended December 31, 2011. All figures were prepared in accordance with International Financial Reporting Standards (IFRS).

Fourth Quarter Results

The Company’s broadcasting revenue for the fourth quarter of 2011 totaled Ps. 314,186,000, a 2.4% increase compared to the Ps. 306,908,000 reported for the fourth quarter of 2010. This increase was mainly attributable to higher advertising expenditures by the Company’s clients in Mexico, who purchased more airtime during the fourth quarter of 2011 compared to the same period of 2010.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the fourth quarter of 2011 totaled Ps. 205,778,000, a 7.8% increase compared to the Ps. 190,895,000 reported for the fourth quarter of 2010. This increase was primarily due to: (i) higher broadcasting expenses for the Los Angeles radio station KXOS-FM, (ii) increased promotional expenses, and (iii) the depreciation of the Mexican peso against the U.S. Dollar, which increased our operating costs payable in U.S. dollars, including those payable to Comercializadora Siete de Mexico, S.A. de C.V., in each case, in the fourth quarter of 2011 compared to the same period of 2010.

The Company’s broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the fourth quarter of 2011 totaled Ps. 108,408,000, a 6.6% decrease compared to the Ps. 116,013,000 reported for the fourth quarter of 2010. This decrease was mainly attributable to the increase in broadcasting expenses described above.

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Grupo Radio Centro, S.A.B. de C.V.

Fourth Quarter 2011 Results

The Company’s depreciation and amortization expenses for the fourth quarter of 2011 totaled Ps. 7,442,000, a 29.6% increase compared to the Ps. 5,744,000 reported for the fourth quarter of 2010, as a result of a correction made during the third quarter of 2011 to the calculation of the depreciation expenses related to certain assets.

The Company’s corporate, general and administrative expenses in the fourth quarter of 2011 totaled Ps. 4,574,000, the same amount reported for the fourth quarter of 2010.

The Company’s operating income for the fourth quarter of 2011 totaled Ps. 96,392,000, an 8.8% decrease compared to the Ps. 105,695,000 reported for the fourth quarter of 2010. This decrease was mainly due to the increase in broadcasting expenses described above.

The Company’s other expenses, net, for the fourth quarter of 2011 totaled Ps. 16,293,000, a decrease of 23.4% compared to the Ps. 21,271,000 reported for the fourth quarter of 2010. This decrease was due to the reclassification under IFRS of certain tax benefits from other income to income taxes for the fourth quarter of 2010.

The Company’s comprehensive financing cost in the fourth quarter of 2011 totaled Ps. 2,387,000, a 70.2% decrease compared to the Ps. 8,015,000 reported in the fourth quarter of 2010. This decrease was primarily attributable to a reduction in the interest expense paid in the fourth quarter of 2011 from Ps. 7,906,000 in fourth quarter of 2010 to Ps. 2,620,000 as a result of a reduction in the principal amount of the Company’s loan with Banco Inbursa, S.A

The Company’s income before income taxes for the fourth quarter of 2011 totaled Ps. 77,712,000, a 1.7% increase compared to the Ps. 76,409,000 reported for the fourth quarter of 2010.

As a result of certain tax benefits received related to the re-evaluation of the tax treatment of the broadcast time that it grants to the Mexican government in payment of broadcasting taxes and the aforementioned reclassification of tax benefits, the Company recorded an income tax benefit of Ps. 67,594,000 in the fourth quarter of 2011, as compared to income taxes of Ps. 12,669,000 recorded in the fourth quarter of 2010.

As a result of the foregoing, the Company’s net income in the fourth quarter of 2011 totaled Ps. 145,306,000, a significant increase compared to the Ps. 63,740,000 of net income recorded for the fourth quarter of 2010.

Twelve-Month Results

The Company’s broadcasting revenue for the year ended December 31, 2011 totaled Ps. 988,598,000, representing an 8.9% increase compared to the Ps. 907,925,000 reported for the same period of 2010. This increase was mainly attributable to higher advertising expenditures by the Company’s clients, who purchased more airtime during the period ended December 31, 2011 compared to the same period of 2010.

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Grupo Radio Centro, S.A.B. de C.V.

Fourth Quarter 2011 Results

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2011 totaled Ps. 719,294,000, a 4.0% increase compared to the Ps. 691,434,000 reported in the same period of 2010. This increase was primarily due to (i) increased promotional expenses, (ii) higher commissions paid to the Company’s sales force and to advertising agencies due to higher broadcasting revenues, and (iii) the depreciation of the Mexican peso against the U.S. Dollar, which increased our operating costs payable in U.S. dollars, including those payable to Comercializadora Siete de Mexico, S.A. de C.V., in each case, for the year ended December 31, 2011 compared to the same period in 2010.

The Company’s broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2011 totaled Ps. 269,304,000, a 24.4% increase compared to the Ps. 216,491,000 reported for the same period of 2010. This increase was mainly attributable to the aforementioned increase in broadcasting revenue.

The Company’s depreciation and amortization expenses for the year ended December 31, 2011 totaled Ps. 24,967,000, a slight increase compared to the Ps. 23,861,000 reported for the same period of 2010.

The Company’s corporate, general and administrative expenses for the year ended December 31, 2011 totaled Ps. 14,939,000, the same amount reported for the year ended December 31, 2010.

As a result of the foregoing, the Company recorded operating income of Ps. 229,398,000 for the year ended December 31, 2011, a 29.1% increase compared to the Ps. 177,691,000 reported for the same period of 2010.

The Company’s other expenses, net, for the year ended December 31, 2011 totaled Ps. 60,077,000, a 4.2% increase compared to the Ps. 57,661,000 reported for the same period of 2010. This increase was mainly attributable to an increase in legal expenses incurred in 2011 related to the arbitral proceeding.

The Company’s comprehensive cost of financing for the year ended December 31, 2011 totaled Ps. 18,064,000, a 30.8% decrease compared to the Ps. 26,116,000 reported for the same period of 2010. This decrease was mainly due to a decrease in interest expense from Ps. 26,345,000 for the year ended December 31, 2010 to Ps. 17,886,000 in the same period of 2011 as a result of the reduction in the annual interest rate of the Company’s loan with Banco Inbursa, S.A. from 13% through March 18, 2010 to 9.5% thereafter combined with a reduction in the principal amount of such loan.

The Company’s income before income taxes for the year ended December 31, 2011 totaled Ps. 151,257,000, a 61.1% increase compared to Ps. 93,914,000 recorded for the same period of 2010. This increase was mainly due to the aforementioned increase in broadcasting income.

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Grupo Radio Centro, S.A.B. de C.V.

Fourth Quarter 2011 Results

As a consequence of the reclassification under IFRS of certain tax benefits from other income to income taxes and the impact of the reevaluation of the tax treatment of the portion of the broadcast time that it grants to the Mexican government, the Company recorded an income tax benefit for the year ended December 31, 2011 of 24,250,000, as compared to income taxes of Ps. 42,663,000 recorded for the year ended December 31, 2010.

As a result of the foregoing, the Company recorded net income of Ps. 175,507,000 for the year ended December 31, 2011, a significant increase when compared to the net income of Ps. 51,251,000 reported for the same period of 2010.

Company Description

Grupo Radio Centro owns and/or operates 15 radio stations. Of these 15 radio stations, 12 are located in Mexico City, two stations are located in Guadalajara and Monterrey, and one station is located in Los Angeles. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs.  Revenue is primarily derived from the sale of commercial airtime. In addition to the Organización Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to 108 Grupo Radio Centro-affiliated radio stations throughout Mexico.

Note on Forward Looking Statements

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

IR Contacts
In México:	In NY:
Pedro Beltrán / Alfredo Azpeitia	Maria Barona / Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 4910	Tel: (212) 406-3690
aazpeitia@grc.com.mx	grc@i-advize.com.mx

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Grupo Radio Centro, S.A.B. de C.V.

Fourth Quarter 2011 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V.

CONSOLIDATED AUDITED BALANCE SHEETS

as of December 31, 2011 and 2010

(figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $") (1)

	December 31,
	2011		2010
	U.S. $(1)	Ps.	Ps.
ASSETS
Current assets:
Cash and cash equivalents	8,674	121,255	143,443

Accounts receivable:
Broadcasting receivables - Net	21,541	301,118	308,143
Other receivables	598	8,365	6,490
Recoverable taxes	1,459	20,389	0
	23,598	329,872	314,633

Prepaid expenses	2,512	35,108	32,368
Total current assets	34,784	486,235	490,444

Property and equipment	32,655	456,475	438,717
Deferred income taxes	0	0	7,239
Intangible and other assets	382	5,349	6,326
Goodwill	59,295	828,863	828,863
Total assets	127,116	1,776,922	1,771,589

LIABILITIES
Current liabilities:
Current portion of long-term debt	2,914	40,736	41,064
Deferred revenue	7,323	102,365	139,751
Accounts payable and accrued expenses	4,034	56,394	57,483
Taxes payable	2,766	38,672	67,806
Total current liabilities	17,037	238,167	306,104

Long-term:
Long-term debt	3,578	50,000	90,000
Employee benefits	5,739	80,222	79,944
Total liabilities	26,354	368,389	476,048

SHAREHOLDERS' EQUITY
Common stock	75,827	1,059,962	1,059,962
Retained earnings	22,439	313,667	203,171
Reserve for repurchase of shares	2,145	29,989	29,989
Other comprehensive income	328	4,590	2,105
Equity attributable to owners of the Company	100,739	1,408,208	1,295,227
Non-controlling Interest	23	325	314
Total equity	100,762	1,408,533	1,295,541
Total liabilities and stockholders' equity	127,116	1,776,922	1,771,589

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 13.9787 per U.S. dollar, the rate on December 31, 2011.

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Grupo Radio Centro, S.A.B. de C.V.

Fourth Quarter 2011 Results STYLE="font: 10pt Times New Roman, Times, Serif; margin: 0">

GRUPO RADIO CENTRO, S.A.B. DE C.V.

CONSOLIDATED AUDITED STATEMENTS OF INCOME

for the three-month and twelve-month periods ended December 31, 2011 and 2010

(figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)

	4th Quarter			Accumulated 12 months
	2011		2010	2011		2010
	U.S.$ (1)	Ps.	Ps.	U.S.$ (1)	Ps.	Ps.

Broadcasting revenue (2)	22,476	314,186	306,908	70,722	988,598	907,925
Broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses	14,721	205,778	190,895	51,456	719,294	691,434
Broadcasting income	7,755	108,408	116,013	19,266	269,304	216,491

Depreciation and amortization	532	7,442	5,744	1,786	24,967	23,861
Corporate, general and administrative expenses	327	4,574	4,574	1,069	14,939	14,939
Operating income	6,896	96,392	105,695	16,411	229,398	177,691

Other expenses, net	(1,166)	(16,293)	(21,271)	(4,298)	(60,077)	(57,661)

Comprehensive financing cost:
Interest expense	(187)	(2,620)	(7,906)	(1,280)	(17,886)	(26,345)
Interest income (2)	1	18	(56)	1	20	446
Income (Loss) on foreign currency exchange, net	15	215	(53)	(14)	(198)	(217)
	(171)	(2,387)	(8,015)	(1,293)	(18,064)	(26,116)

Income before income taxes	5,559	77,712	76,409	10,820	151,257	93,914

Income taxes	(4,835)	(67,594)	12,669	(1,735)	(24,250)	42,663
Net income	10,394	145,306	63,740	12,555	175,507	51,251

Net income applicable to:
Majority interest	10,393	145,299	63,737	12,554	175,496	51,243
Minority interest	1	7	3	1	11	8
	10,394	145,306	63,740	12,555	175,507	51,251

Net income per Series A Share (3)				0.077	1.0786	0.3149
Net income per ADS (3)				0.694	9.7074	2.8341
Weighted average common shares outstanding (000's) (3)					162,725	162,725

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 13.9787 per U.S. dollar, the rate on December 31, 2011.

(2)	Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the fourth quarter of 2011 and 2010 was Ps. 1,218,000 and Ps. 1,590,000, respectively. Interest earned and treated as broadcasting revenue for the twelve months ended December 31, 2011 and 2010 was Ps. 3,456,000 and Ps. 5,058,000, respectively.

(3)	Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V.
(Registrant)

Date: February 21, 2012	By:	/s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer